UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chinook Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16961L 106

(CUSIP Number)

Abrar Hussain

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16961L 106
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 16961L 106
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 16961L 106
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Original Schedule 13D”) filed on behalf of Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”) relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Chinook Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent herein expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used but not defined in this Amendment have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphat the end of Item 4:

On August 11, 2023 (the “Effective Time”) the Issuer completed the transactions contemplated by the Agreement and Plan of Merger, dated as of June 11, 2023 (the “Merger Agreement”) by and among the Issuer, Novartis AG (“Novartis”) and Cherry Merger Sub Inc., an indirect wholly owned subsidiary of Novartis (the “Merger”). Pursuant to the Merger, the Issuer became a wholly-owned subsidiary of Novartis. In addition, pursuant to the Merger Agreement, at the Effective Time, Akkaraju ceased to be a director of the Issuer.

At the Effective Time of the Merger each issued and outstanding share of the Issuer’s Common Stock was automatically converted into the right to receive (i) $40.00 in cash, without interest (the “Per Share Cash Consideration”) and (ii) one contractual contingent value right pursuant to the CVR Agreement in the form attached as Exhibit A to the Merger Agreement (a “CVR” and together with the Per Share Cash Consideration, the “Merger Consideration”). Each CVR represents the right to receive certain contingent cash payments.

In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding stock option to purchase shares of the Issuer’s Common Stock (each, a “stock option”) became immediately vested and exercisable in full. At the Effective Time, each outstanding stock option was cancelled and converted into the right to receive the equivalent Merger Consideration. Accordingly, as of August 11, 2023, the Reporting Persons ceased to have beneficial ownership of any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of November 22, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
Samsara LP	0	0	0	0	0	0	0.0%

Samsara GP	0	0	0	0	0	0	0.0%

Akkaraju	0	0	0	0	0	0	0.0%

(c)	None of the Reporting Persons effected any transactions in shares of the Issuer’s Common Stock during the 60 days preceding the closing of the Merger or subsequent to the closing of the Merger.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 11, 2023.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, dated June 1, 2022 (incorporated by reference to the Original Schedule 13D, filed on June 1, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).